SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.
(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

Common Stock, $.0001 par value
(Title of Class of Securities)

67053T101
(CUSIP Number of Class of Securities)

Narendra Gupta
Interim President and Chief Executive Officer
70 West Plumeria Drive
San Jose, California 95134-2134
(408) 919-1910
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☒	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

The following is the text of a joint press release issued by Synopsys, Inc. and Numerical Technologies, Inc. on January 13, 2003.

NEWS RELEASE

Editorial Contacts:	Investor Contact:

Yvette Huygen	Jessica Kourakos
Synopsys, Inc.	Synopsys, Inc.
(650) 584-4547	(650) 584-4289 (Investors)
yvetteh@synopsys.com	jessicak@synopsys.com

Darren Ballegeer	Travis Parsons
Edelman Public Relations	Numerical Technologies, Inc.
(650) 429-2735	(408) 273-4391 (Investors)
darren.ballegeer@edelman.com	tparsons@numeritech.com

Susan Lippincott
Numerical Technologies, Inc.
(408) 273-4474
susan@numeritech.com

Jane Ryan
MCA Public Relations
(650) 968-8900
jryan@mcapr.com

SYNOPSYS, INC. TO ACQUIRE NUMERICAL TECHNOLOGIES, INC.

MOUNTAIN VIEW and SAN JOSE, Calif., January 13, 2003—Synopsys, Inc. (Nasdaq:SNPS), the market and technology leader for integrated circuit (IC) design software, and Numerical Technologies, Inc. (Nasdaq: NMTC), a leader in lithography-enabling solutions, today announced they have signed a definitive agreement for Synopsys to acquire all outstanding shares of Numerical’s common stock for a cash purchase price of $7.00 per share. The acquisition brings together leaders in electronic design automation (EDA) and lithography-

--more--

enabling solutions, helping to reduce costs and risk for customers designing advanced integrated circuits.

“Design for manufacturing issues will continue to gain importance as designs inevitably shrink toward the 65 nanometer mark. Combining Numerical’s lithography-enabling solutions with Synopsys’ design tools will enable us to further reduce costs and manufacturing risk for customers involved in creating smaller, faster and more power-efficient chips,” said Aart de Geus, chairman and chief executive officer of Synopsys, Inc. “By bringing together our complementary technologies and adding Numerical’s well-respected technologists to our team, Synopsys will be able to deliver more complete design-to-silicon solutions to address changing design for manufacturing needs.”

“Merging Numerical and Synopsys will help create technology and solutions that speed production of advanced, sub-wavelength ICs and improve yield by transparently embedding mask and lithography requirements into the EDA flow and into tools that designers are currently using,” said Naren Gupta, Numerical’s interim president and Chief Executive Officer. “We are extremely excited about the merger of these two leaders since we have long believed that the intersection of these two areas can deliver sub-wavelength-enabling solutions to fuel the growth of the semiconductor industry. Our enthusiasm in joining with Synopsys is further driven by Synopsys’ unerring commitment to technical excellence.”

Structure of the Transaction

The acquisition will be effected by means of a cash tender offer of all of the outstanding shares of Numerical for a cash purchase price of $7.00 per share, followed by a second-step merger in which Synopsys would acquire any untendered Numerical shares at the same price per share. The acquisition is subject to certain conditions, including the tender of a majority of the fully diluted shares of Numerical, receipt of regulatory approvals, and other customary conditions. Synopsys will also assume all outstanding Numerical stock options in the transaction. The total transaction value is approximately $250 million. Synopsys expects the acquisition will be dilutive in fiscal year 2003 by less than 10 cents per fully diluted share on an earnings before good will basis, and accretive in fiscal year 2004. The boards of directors of both companies have approved the transaction. In addition, Numerical’s executive officers and directors, who collectively own approximately 20 percent of the outstanding shares of Numerical, have agreed to tender their shares to Synopsys in the transaction.

--more--

The transaction is expected to close during the first calendar quarter of 2003.

Conference Call Open to Investors

Synopsys will hold a conference call for financial analysts and investors today at 7:00 a.m. Pacific Time. The conference call will be accessible by calling 800-230-1093 (or 612-332-0107 for international callers). An audio replay will be available by dialing 800-475-6701 (or 320-365-3844 for international callers) starting January 13, 2003 at approximately 10:30 a.m. Pacific Time and ending on January 25, 2003. The access code for the replay is 671239.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected benefits and anticipated time of completion of the acquisition. These statements are based on Synopsys’ and Numerical Technologies’ current expectations and beliefs. Actual results could differ materially from the results implied by these statements.

Factors that may cause or contribute to such differences include: the risk that the conditions to the merger set forth in the merger agreement will not be satisfied; changes in both companies’ businesses during the period between now and the closing; developments in obtaining regulatory approvals for the transaction; the successful integration of Numerical into Synopsys’ business subsequent to the closing of the acquisition; timely development, production and acceptance of products after completion of the acquisition; increasing competition in the market for silicon engineering software; the ability to retain key management and technical personnel of Numerical; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Synopsys’ report on Form 10-Q for its fiscal quarter ended July 31, 2002 filed with the Securities and Exchange Commission (SEC) on September 17, 2002 (pp. 34-38) and on Numerical Technologies’ report on Form 10-Q for its fiscal quarter ended September 30, 2002 filed with the Securities and Exchange Commission (SEC) on November 13, 2002 (pp.12-22). Synopsys and Numerical Technologies, Inc., are under no obligation to (and expressly disclaim any such

--more--

obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

--more--

About Synopsys

Synopsys, Inc. (Nasdaq: SNPS), headquartered in Mountain View, California, creates leading EDA tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

About Numerical Technologies

Numerical Technologies, Inc., the world’s leading provider of sub-wavelength lithography-enabling technology, develops and markets proprietary technology, software tools and services that enable the production of sub-wavelength integrated circuits (ICs) – ICs with feature sizes that are smaller than the wavelength of light used to create circuit patterns on silicon. Numerical’s products and industry alliances form a comprehensive design-to-silicon solution that enables the creation of smaller, faster and more power-efficient ICs using available manufacturing equipment. Numerical’s customers include the world’s top semiconductor companies, design automation tool vendors, semiconductor equipment suppliers and photomask manufacturers. Additional information about the company is available on the Web at http://www.numeritech.com.

# # #

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Numerical. At the time the tender offer is commenced, Synopsys and its wholly-owned subsidiary, Neon Acquisition Corp., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Numerical intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Synopsys, Neon Acquisition Corp. and Numerical intend to mail these documents to the stockholders of Numerical. These documents will contain important information about the tender offer and stockholders of Numerical are urged to read them carefully when they become available. Stockholders of Numerical will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from Numerical by contacting Numerical 70 West Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

Note to Editors:  Synopsys is a registered trademark of Synopsys, Inc. Numerical Technologies is a trademark of Numerical Technologies, Inc.